Exhibit 99.2

January 27, 2017

Listing Compliance	Listing Compliance
BSE Limited	National Stock Exchange of India Ltd.
Dalal Street, Fort	“Exchange Plaza”, Bandra-Kurla Complex,
Mumbai – 400 001	Bandra (East), Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Ref.:	Your email dated January 27, 2017.

Sub:	Clarification on media release in the Financial Express dated January 26, 2017 – Korean biotech firm Mezzion Pharma files suit against Dr. Reddy’s Laboratories.

This is with reference to your email dated January 27, 2017, seeking clarification about the news item which appeared in ‘The Financial Express’ dated January 26, 2017, captioned ‘Korean biotech firm Mezzion Pharma files suit against Dr. Reddy’s Laboratories.’

‘In this regard, we would like to state that a company who used to be a customer of Dr. Reddy’s – Mezzion Pharma issued a press note of their own in Korea stating that they have filed a suit against Dr. Reddy’s. As of now, the Company has not been served with any legal papers or legal process in the matter referred to in Mezzion’s press release.’

With regards,

Sandeep Poddar

Company Secretary

CC:- New York Stock Exchange Inc.(Stock Code: RDY)